BD 3/29 *


RECEIVED
MAR 1 2007
WASH. D.C.
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.


07006092

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Institutional Capital Management, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2550 Gray Falls Dr
(No. and Street)

Houston (City) Tx (State) 77077 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel L Ritz, Jr 281 293-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McElravy, James B.
(Name – *if individual, state last, first, middle name*)

12605 East Freeway Ste 650, Houston, Tx 77015
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 4/3

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel L. Ritz, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Institutional Capital Management, Inc, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title



EDIE H. SAVILLE
Notary Public, State of Texas
My Commission Expires
MARCH 10, 2007

Edie Saville

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☒ (o) Statement of Cash Flows
- ☒ (p) Independent auditor's report on internal control

INSTITUTIONAL CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

REPORT PURSUANT TO RULE 17A – 5(d)

DECEMBER 31, 2006

CONTENTS

James B. McElravy, CPA, P.C.
12605 East Freeway, Suite 6560
Houston, Texas 77015
(713)450-2727

To the board of Directors of
Institutional Capital Management, Inc.

I have audited the accompanying statement of financial condition of Institutional Capital Management, Inc. (a Texas corporation) as of December 31, 2006 and the related statements of income, retained earnings, and cash flows for the year then ended. Those financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted the audit in accordance with auditing standards accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principle uses and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Institutional Capital Markets, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on Pages 8,9, and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



James B. McElravy, CPA, P.C.

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006 AND 2005

ASSETS

		2006		2005
CURRENT ASSETS				
Checking Account	$	14,606.00	$	122,803.80
Accounts Receivable-Brokers				287,103.07
Accounts Receivable-Dain Rausher		42,234.93		
Accounts Receivable-CapNet Advisors				21,000.00
Accounts Receivable-ICM Ins.		293,000.22		0.00
Accounts Receivable-Office		1,200.00		1,200.00
Recoverable Federal Income Taxes		3,483.00		3,483.00
Total Current Assets		354,524.15		435,589.87
FIXED ASSETS				
Equipment		90,119.09		88768.22
Accumulated Depreciation		(90,119.09)		(88064.59)
Total Fixed Assets		0.00		703.63
OTHER ASSETS				
Deposits		4,682.50		4,682.50
RJA Investment		3,527.75		3,955.72
RBC Dain-Securities-Restricted		27,668.36		
RBC Dain Trading Deposit		562.99		
RBC Clearing Deposit		100,000.00		
RBC Dain-Securities-Unrestricted		2,760.51		
RBC Dain Rausher-Security				6,728.44
RBC Dain Rausher-Trust				100,000.00
Securities				27,800.00
Total Other Assets		139,202.11		143,166.66
TOTAL ASSETS	$	493,726.26	$	579,460.16

LIABILITIES & STOCKHOLDERS EQUITY

		2006		2005
CURRENT LIABILITY				
Accounts Payable	$	22,490.71	$	78,342.27
A/P RBC Dain Rausher				0.00
A/P ICM Credit Line		100,000.00		100,695.21
Commissions Payable		16,298.86		62,890.96
Income Tax Payable				0.00
Dividend Payable				0.00
Total Current Liabilities		138,789.57		241,928.44
TOTAL LIABILITIES	$	138,789.57	$	241,928.44
OWNERS EQUITY				
Preferred Stock ($.01 Par, 1,000,000 authorized, 381,542 issued & outstanding)		31,786.48		31,786.48
Common Stock ($.01 Par, 1,000,000 authorized, 27,500 issued & outstanding)		275.00		275.00
Paid-in-Capital		349,755.17		349,755.12
Less: Treasury Stock		(39,500.00)		(39,500.00)
Retained Earnings		12,620.04		(4,784.88)
Net Income				
Total Owners Equity	$	354,936.69	$	337,531.72
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$	493,726.26	$	579,460.16

See notes to the financial statements

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Ordinary Income/Expense		
Income		
Fixed-Income Sales	$ 2,519,269.10	$ 8,493,896.41
Equity Sales	3,285.77	263.63
Consulting Fees	104,372.15	
Other Income	215,077.68	3,731.07
TOTAL INCOME	2,842,004.70	8,497,891.11
Cost of Goods Sold		
Commission Expense	1,835,823.55	5,242,947.99
Clearing Charges	25,055.41	35.00
Total Cost of Goods Sold	1,860,878.96	5,242,982.99
GROSS PROFIT	981,125.74	3,254,908.12
General and Administrative	271,288.45	448,810.80
Selling Expense	37,588.71	44,973.72
Contract Labor and Employee Benefits	555,041.26	2,808,529.94
Rent	70,406.89	55,922.34
TOTAL EXPENSE	934,325.31	3,358,236.80
NET ORDINARY INCOME	46,800.43	(103,328.68)
OTHER INCOME/EXPENSE		
Other Income		
Unrealized Gain/Loss	(6,910.56)	(82,681.70)
Interest Income	996.14	1,309.55
TOTAL OTHER INCOME	(5,914.42)	(81,372.15)
Other Expense		
Miscellaneous	15,406.81	
Interest Expense	8,074.28	4,160.36
TOTAL OTHER EXPENSE	23,481.09	4,160.36
NET OTHER INCOME/EXPENSES	(29,395.51)	(85,532.51)
NET INCOME	$ 17,404.92	$ (188,861.19)

See notes to financial statements

Institutional Capital Management, Inc.
Changes in Stockholders' Equity
December 31, 2006

	Common Stock		Preferred		Treasury Stock			Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	APIC	Deficit	Total
Balance at December 31, 2005	27,500	$ 275.00	381,542	$ 31,786.48	(39,500)	$ (39,500.00)	$ 349,755.12	$ (4,784.88)	$ 337,531.72
Other common stock issued for cash	0	0							0
Net loss								17,404.92	17,404.92
Balance at December 31, 2006	27,500	$ 275.00	381,542	$ 31,786.48	(39,500)	$ (39,500)	$ 349,755.12	$ 12,620.04	$ 354,936.64

INTITUTIONAL CAPITAL MANAGEMENT, INC.
STATEMENTS OF CHANGES IN FINANCIAL POSITION AND CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
OPERATING ACTIVITIES		
Net Income	$ 20,387.92	$ (188,861.19)
Adjustments to reconcile Net Income		
to net cash provided by operations		
Depreciation	2,054.50	
Decrease (Increase) in Current Assets	(27,132.08)	325,352.79
Increase (Decrease) in Current Liabilities	(103,138.82)	(451,816.37)
Decrease (Increase) in Other Assets		314,770.83
Net Cash Provided by Operating Activities	(107,828.48)	(553.94)
INVESTING ACTIVITIES		
Sales (Purchases) of Fixed Assets	(1,350.87)	(703.63)
Securities Activities	3,964.55	
Net Cash provided by Investing Activities	2,613.68	(703.63)
FINANCING ACTIVITIES		
Retained Earnings	(2,983.00)	
Cash provided by Dividend reinvestment		28,253.60
Net Cash Provided by Financing Acitivities	(2,983.00)	28,253.60
Net Cash increase for period	(108,197.80)	26,996.03
Cash at beginning of period	122,803.80	95,807.77
Cash at end of period	$ 14,606.00	$ 122,803.80

See notes to financial statements

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
The company is an introducing brokerage firm formed for the purpose of generating commissions from buying and selling securities for customers.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents at December 31, 2006

Revenue and Cost Recognition
The Company prepares its books on the accrual basis of accounting. The Company recognizes revenues from brokerage firm commissions when confirmation of each, individual transaction is received from the brokerage firm. The Company recognizes commissions due to its salesmen at the end of each month, after receiving a final confirmation of the month's transactions from the individual brokerage firms.

Income (Loss) Per share
Net Income per share of common stock computed basis on weighted average number of shares outstanding during the year (27,500 shares in 2006).
$20,387.92/27,500 = $.75.

Income Taxes
The Company's Federal income taxes for the current year are $-0- due to a loss carry forward of $188,861.

Depreciation Expense
The Company expenses all assets on a straight line basis; however it takes advantage of Sec. 179 when possible. As of December 31, 2006, the Company owned $90,119 of equipment which was substantially all depreciated at that date. The depreciation expense for the twelve months ended December 31, 2006 was $2054.

Ownership
Institutional Capital Management, Inc. was formerly BCR Holding Corporation. The common stock is owned by six individuals with no one stockholder holding over 50% of the outstanding common stock. The preferred stock is held by four individuals with one stockholder owning 60% of the issued and outstanding preferred stock.

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Use of Estimates

The preparation of financial statements inconformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2006

Total equity from statement of financial condition	$	354,936
Less non-allowable assets		(330,034)
Net Capital	$	24,902

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	9,253
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above two figures)	$	9,253
Excess net capital	$	15,649

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	$	138,790
Percent aggregate indebtedness to net capital		557%

RECONCILIATION WITH COMPANY'S COMPUTATION

The above agrees with the Company's Computation (included in Part II of Form X-17a-5)

James B. McElravy, CPA, P.C.
12605 East Freeway, Suite 6560
Houston, Texas 77015
(713)450-2727

The Board of Directors
Institutional Capital Markets, Inc.
Houston, Texas

In planning and performing my audit of the financial statements and supplemental schedules of Institutional Capital Markets, Inc. for the year ended December 31, 2006, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures used by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



James B. McElravy, CPA, P.C.

February 27, 2007

END